UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cambridge Antibody Technology Group plc

(Name of Issuer)

Ordinary Shares, nominal value 10 pence per share
American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

GB0001662252 (Ordinary Shares)
132148107 (American Depositary Shares)

(Cusip Number)

Graeme Musker
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
United Kingdom
Tel: 011 44 20 7304 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on following pages)

CUSIP No. GB0001662252 (Ordinary Shares) 132148107 (American Depositary Shares)

1.	Name of Reporting Person: AstraZeneca PLC		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 10,217,983 ordinary shares

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 10,217, 983 ordinary shares

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,217,983 ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.9 % of issued and outstanding ordinary shares

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

This Schedule 13D relates to 10,217,983 ordinary shares, nominal value 10 pence per share (the “CAT Shares” or “Subscription Shares”), of Cambridge Antibody Technology Group plc, a public limited company organized under the laws of England and Wales (“CAT”), with its principal executive offices located at The Milstein Building, Granta Park, Cambridge CB1 6GH, United Kingdom and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 2. Identity and Background

This report on Schedule 13D is being filed by AstraZeneca PLC, a public limited company organized under the laws of England and Wales (“AstraZeneca”). The principal executive offices of AstraZeneca are located at 15 Stanhope Gate, London W1K 1LN, United Kingdom. The address of the registered offices of AstraZeneca is the same as the address of AstraZeneca’s principal executive offices.

Information required to be disclosed herein with respect to AstraZeneca, its directors and executive officers is set forth in Schedule A hereto and the information set out in Schedule A hereto is incorporated hereby by this reference.

During the past five years, neither AstraZeneca nor, to the best knowledge of AstraZeneca, any of the directors or executive officers listed in Schedule A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

AstraZeneca has funded the purchase of the Subscription Shares through its existing working capital.

Item 4. Purpose of Transaction

On November 21, 2004, AstraZeneca UK Limited (“AstraZeneca UK”), a wholly owned subsidiary of AstraZeneca, entered into a subscription agreement with CAT (the “Subscription Agreement”) pursuant to which AstraZeneca UK agreed to subscribe for a total of 10,217,983 CAT Shares. The issue of the Subscription Shares was conditional, among other things, upon CAT obtaining the approval of its shareholders to the disapplication of their statutory pre-emption rights in relation of the Subscription Shares, which occurred on December 16, 2004.

In connection with the subscription, AstraZeneca UK also entered into a collaboration agreement (as further described below) (the “Collaboration Agreement”) with CAT on November 21, 2004. The Collaboration Agreement and the Subscription Agreement were inter-conditional.

Through the Collaboration Agreement and the Subscription Agreement, CAT and AstraZeneca UK have entered into a major strategic alliance for the joint discovery and development of human monoclonal antibody therapeutics, principally in the field of inflammatory disorders, including respiratory diseases. The innovative partnership structure of the alliance reflects each company’s leading position in its respective field and the growing importance of antibodies as therapeutics. The alliance will be co-funded and co-managed by AstraZeneca UK and CAT.

The alliance will include a five-year discovery initiation phase during which AstraZeneca UK and CAT will jointly initiate a minimum of 25 discovery programmes. The committed joint research investment will be a minimum of US$175 million during this phase which the parties will fund 50:50. CAT will contribute the greater part of the resource in this discovery phase and expects to commit between 100 and 150 scientists per year to the programme at its peak, most if not all of which will come from existing resources. The principal focus of the discovery programmes will be in inflammatory disorders, however the research may extend to other therapeutic areas.

Following the completion of the discovery phase AstraZeneca UK and CAT may each elect to continue funding programmes into development. If both parties so elect, the programme will be jointly funded until Clinical Proof of Concept (end of Phase IIb trials), unless either party opts-out earlier. In addition, CAT has the option to continue to fund jointly the development of one in every five products that reach Clinical Proof of Concept up to product launch.

CAT’s financial participation reflects its level of investment in the programme. If CAT opts-out after the discovery phase it receives milestones and royalties. If it opts-out at Clinical Proof of Concept it receives milestones and royalties at a higher level. For those programmes which it funds to product launch it receives higher royalties, sales milestones and an option to co-promote these products in the US. If AstraZeneca UK opts-out of programmes it receives milestones and royalties.

AstraZeneca UK will receive the rights to opt-in to, and develop jointly, CAT discovery programmes existing at the commencement of this alliance and also certain future CAT discovery programmes that CAT may independently initiate. CAT has rights to co-promote in the US products resulting from these programmes.

CAT will be principally responsible for antibody discovery, manufacturing process development and the supply of material for exploratory clinical trials. AstraZeneca UK will be principally responsible for translational biology, clinical development programmes, regulatory filings and commercialisation. Joint teams will be established to oversee the full discovery and development process.

Under the Subscription Agreement, AstraZeneca UK has subscribed in cash for 10,217,983 CAT Shares at a price of £7.34 per share for a total investment of £75 million.

Pursuant to the Subscription Agreement, AstraZeneca UK and CAT have each given certain representations and warranties to the other on customary terms. AstraZeneca UK has agreed, except in certain circumstances, not to sell or otherwise dispose of the Subscription Shares for a period of twelve months following the date of the Subscription Agreement and, subject to certain exceptions, not to increase its percentage holding of CAT Shares (when aggregated with any holding of its affiliates) above 19.9% of CAT’s issued ordinary share capital for a period of 36 months (the “Restricted Period”). AstraZeneca UK has further agreed, subject to certain exceptions, during the Restricted Period not to make (or act as a concert party to) an offer to acquire any shares in the capital of CAT under the UK The City Code on Takeovers and Mergers unless such an offer is recommended by a majority of the board of directors of CAT.

As a result of the very close relationship that will result between the parties in connection with the alliance and the access CAT will have to details of AstraZeneca UK’s drug discovery priorities, CAT has agreed that if it is acquired by one of the top 20 pharmaceutical companies by worldwide gross sales AstraZeneca UK will have the right to withdraw from the alliance and be entitled to progress programmes by itself while retaining CAT’s economic interest. The Collaboration Agreement contains provisions relating to an orderly winding-down.

AstraZeneca, and any of its affiliates, reserve their rights subject to the obligations under the Subscription Agreement, to take any further steps they deem advisable or necessary with respect to CAT, including an acquisition of additional ordinary shares of CAT or seeking greater representation on the CAT board of directors.

The Subscription Agreement has been filed herewith as Exhibit 99.1 and is incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer

(a)	AstraZeneca and its affiliates beneficially own an aggregate of 10,217,983 Subscription Shares, representing approximately 19.9% of the entire issued share capital of CAT.

(b)	AstraZeneca has sole power to vote or to direct the vote and dispose or direct the disposition of the Subscription Shares referred to in Items 7 and 9 of the cover page of this Schedule 13D.

(c)	Except as set out elsewhere in this Schedule 13D, neither AstraZeneca, any of its affiliates, nor, to the best of AstraZeneca’s knowledge, any of its directors or executive officers have entered into any transactions with respect to the CAT ordinary shares within the 60 day period prior to the date of this Schedule 13D.

(d) Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set out in response to Item 4 above is incorporated herein by this reference. The Subscription Agreement has been filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
99.1	Subscription Agreement, dated November 21, 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	Graeme Musker

/s/ Graeme Musker

Name:	Graeme Musker

Title:	Group Secretary and Company Secretary

Date:	December 27, 2004

Schedule A

Directors and Executive Officers of AstraZeneca PLC

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of AstraZeneca. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: 15 Stanhope Gate, London W1K 1LN, United Kingdom.

Country of
Name	Title and Present Principal Occupation	Citizenship

Sir Peter Bonfield	Chairman of the Remuneration Committee and Non-Executive Director of AstraZeneca; Fellow of the Royal Academy of Engineering	United Kingdom

John Buchanan	Non-Executive Director of AstraZeneca	United Kingdom

Jane Henney	Non-Executive Director of AstraZeneca; Senior Vice-President and Provost for Health Affairs, University of Cincinnati Medical Center	United States

Michele Hooper	Non-Executive Director of AstraZeneca; President and Chief Executive Officer of Stadtlander Drug Company	United States

Joe Jimenez	Non-Executive Director of AstraZeneca; Executive Vice-President of HJ Heinz Company and Chief Executive Officer of Heinz Europe	United States

Sir Tom McKillop	Executive Director and Chief Executive of AstraZeneca	United Kingdom

Håkan Mogren	Non-Executive Director of AstraZeneca; Chairman of Affibody AB and the Sweden-America Foundation	Sweden

Erna Möller	Non-Executive Director of AstraZeneca; Professor of Clinical Immunology and Transplantation Immunology, Karolinska Institutet	Sweden

Graeme Musker	Group Secretary and Company Secretary of AstraZeneca	United Kingdom

Dame Bridget Ogilvie	Non-Executive Director of AstraZeneca; Chairman of the Medicines for Malaria Venture and the Association of Medical Research Charities	Australia

Louis Schweitzer	Non-Executive Director of AstraZeneca; Chairman and Chief Executive Officer of Renault SA	France

Jonathan Symonds	Executive Director and Chief Financial Officer of AstraZeneca	United Kingdom

Marcus Wallenberg	Non-Executive Director of AstraZeneca; President and Chief Executive Officer of Investor AB	Sweden